U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS

                 Under Section 12(b) or 12(g) of the Securities
                              Exchange Act of 1934

                                  HEMCURE, INC.

                 (Name of Small Business Issuer in its charter)

                   Minnesota                               84-0916792
       -------------------------------                  ----------------
       (State or other jurisdiction of                  (I.R.S. Employer
        incorporation or organization)                 Identification No.)

                        5353 Manhattan Circle, Suite 101
                             Boulder, Colorado 80303

                    (Address of Principal Executive Offices)

                  Registrants telephone number: (303) 499-6000

           Securities to be registered under Section 12(b) of the Act:

                  Title of each class Name of each exchange on
            to be so registered which each class is to be registered
                                 Not Applicable

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock

                                (Title of class)

                                     PART I

Item 1.  Description of Business.

Hemcure, Inc., (the "registrant" or "Company") was incorporated under the laws of the state of Minnesota in 1986. The registrant was organized to provide administrative and marketing services to physicians or physician groups who emphasize outpatient non-surgical treatment for hemorrhoids. The Company did not engage in the practice of medicine. Hemcure's activities consisted of providing financial, administrative, marketing and medical management services, establishing offices operating under the Hemcure name specializing in the diagnosis and treatment of hemorrhoids and providing training, equipment, supplies and non-medical services for physicians.

In connection with its corporate purposes, the registrant made a registered public offering of its common stock which became effective May 1, 1987, and was closed out on August 21, 1987. Pursuant to such offering, the registrant sold 790,302 units consisting of 790,302 shares of common stock and 395,151 common stock purchase warrants, at the public offering price of $1.25 per unit and raised a gross amount of $987,877. Each unit consisted of one share of common stock and warrant to purchase 50% of a share of common stock. Each warrant holder had an exercise period of 24 months commencing from May 5, 1987. The warrants became detachable from the units after June 1, 1987. After deduction of underwriting commissions and other expenses of the offering, net proceeds to the registrant were approximately $859,454. This offering was made pursuant to a registration statement under the Securities Act of 1933 filed with the Securities and Exchange Commission in New York, New York on Form S-18.

In April 1991 the Company ceased operations, liquidated the remaining assets and the proceeds were used to pay off the remaining trade debt of the Company. The State of Minnesota involuntarily dissolved the Company effective July 29, 1996. On February 16, 2005 the State of Minnesota reinstated the Company in good standing.

In January 2005, Robert Geller, John Ferris and Clifton Sherwood resigned as officers and directors of the Company. The remaining Board members, consisting of Allen Goldstone and Sanford Schwartz, appointed two new directors, Michael Friess and John Venette. The Board then appointed Michael Friess as President and CEO of the Company and also appointed John Venette as Secretary, Treasurer and Chief Financial Officer of the Company. The Company has opted to become a "blank check" company and to further engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. On April 7, 2005, a group of four individuals, (Allen Goldstone, Sanford Schwartz, Michael Friess and Dave Lilja), contributed $16,000 as paid in capital to the Company to pay for the costs of current accounting and filings with the Securities and Exchange Commission, so as to reactivate the Company as a reporting company. In consideration for the capital contribution(s), the Company issued 7,000,000 shares of its common stock.

Pursuant to the Articles of Incorporation as amended, the Company is authorized to issue 800,000,000 common shares with a par value of $.01. Each holder of the common stock shall be entitled to one vote for each share of common stock held. As of June 30, 2005, there are 9,643,502 shares of common stock outstanding.

Since April 1, 1991, the Company has not engaged in any operations and has been dormant. As such, the Company may presently be defined as a "shell" company, which sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The Company has opted to resume the filing of reporting documentation in an effort to maximize shareholder value. The best use and primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein.

Employees

     We currently have no regular employees. Michael Friess and John Venette each devote approximately 5-10% of their time to the Company's business. Our management expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

     A. Conflicts of Interest. There are certain conflicts of interest between us and our officers and directors. They have other business interests to which they currently devote attention, and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the company. See "Management," and Conflicts of Interest."

     It is anticipated that our principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, our principal shareholders may consider their own personal pecuniary benefit rather than the best interests of our other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

     B. Need for Additional Financing. We have very limited funds, and such funds are unlikely to be adequate to take advantage of any available business opportunities. Even if our funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, we may not have enough capital to exploit the opportunity. Our ultimate success may depend upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until we determine a need for additional financing.

If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If such funds are not available, our operations will be limited to those that can be financed with our modest capital.

     C. Regulation of Penny Stocks. Our securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of our shareholders in this offering to sell their securities in any market that might develop therefor.

     Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

     D. No Operating History or Revenue and minimal Assets. The Company has had no operating history nor any revenues or earnings from operations since the renewal of its charter. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     E. No Assurance of Success or Profitability. There is no assurance that we will acquire a business opportunity. Even if we should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of our common stock will be increased thereby.

     F. Possible Business - Not Identified and Highly Risky. We have not identified and have no commitments to enter into or acquire a specific business opportunity. Therefore we can disclose the risks and hazards of a business or opportunity that we may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity. An investor can expect a potential business opportunity to be quite risky. Our acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to us and our shareholders if the business or opportunity proves to be unsuccessful.

     G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of our limited capital, it is more likely than not that any acquisition will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     H. Impracticability of Exhaustive Investigation. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before we commit our capital or other resources to such opportunity. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation. A significant portion of our available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

     I. Lack of Diversification. Because of our limited financial resources, it is unlikely that we will be able to diversify our acquisitions or operations. This probable inability to diversify our activities into more than one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

     J. Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

     K. Other Regulation. An acquisition we make may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit our other investment opportunities.

     L. Dependence Upon Management; Limited Participation of Management. We will be heavily dependent upon the skills, talents, and abilities of our officers and directors to implement our business plan, and may, from time to time, find that the inability of such persons to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. Furthermore, we will be entirely dependent upon the experience of our officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding our operations. See "Management." Because investors will not be able to evaluate the merits of our possible business acquisitions, they should critically assess the information concerning our officers and directors.

     M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its sole officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the shareholders of the Company.

     N. Indemnification of Officers and Directors. Our Articles of Incorporation provide that we may indemnify our directors, officers, employees, and agents to the fullest extent permitted by Minnesota law. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures which we may be unable to recoup.

     O. Dependence Upon Outside Advisors. To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by our officers without any input from shareholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the company. In the event management considers it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

     P. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity we make may be leveraged, i.e., we may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase our exposure to losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     Q. Competition. The search for potentially profitable business opportunities is intensely competitive. We expect to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than we do. These competitive conditions will exist in any industry in which we may become interested.

     R. No Foreseeable Dividends. We have not paid cash dividends on our common stock and do not anticipate paying such dividends in the foreseeable future.

     S. Loss of Control by Present Management and Shareholders. We may consider an acquisition in which we would issue as consideration for the business opportunity to be acquired an amount of our authorized but unissued common stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's shareholders and management would control the company, and our management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership by our current shareholders.

     T. No Public Market Exists. There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Because of the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

Item 2.  Management's Discussion and Analysis or Plan of Operations

GENERAL BUSINESS PLAN

At this time, the Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is intentionally general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company intends to advertise and promote the Company privately. The Company has not yet prepared any notices or advertisements.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company has, and will continue to have, little or no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-Q's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company. Management intends to concentrate on identifying preliminary prospective business opportunities, which may be brought to its attention through present associations of the Company's officers and directors. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company do expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained prior to the closing of the proposed transaction.

The Officers of the Company have limited experience in managing companies similar to the Company and shall rely upon their own efforts, in accomplishing the business purposes of the Company. The Company may from time to time utilize outside consultants or advisors to effectuate its business purposes described herein. No policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. The Company has limited capital with which to pay these anticipated expenses.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company does not intend to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements prior to the closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable).

The Company does not intend to provide the Company's security holders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.  Description of Property

The Registrant has no properties and at this time has no agreements to acquire any properties. The Company currently maintains a mailing address at 5353 Manhattan Circle, Suite 101, Boulder, CO 80303, which is the address of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of August 31, 2005 regarding the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

NAME AND ADDRESS                     NUMBER OF          PERCENTAGE
                                   SHARES OWNED          OF SHARES
                                   OR CONTROLLED           OWNED

Michael Friess                        2,187,500            22.68%
5353 Manhattan Circle Ste 101
Boulder, Colorado 80303

John Venette                                -0-                0%
5353 Manhattan Circle Ste 101
Boulder, Colorado 80303

Allen Goldstone                       2,346,200            24.33%
5353 Manhattan Circle Ste 101
Boulder, Colorado 80303

Sanford Schwartz                      2,834,950            27.13%
5353 Manhattan Circle Ste 101
Boulder, Colorado 80303

All Officers and Directors            7,368,650            74.72%
 as a Group

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         OFFICERS AND DIRECTORS

The following table sets forth certain information concerning each of the Company's directors and executive officers:

NAME                          AGE            POSITION

Michael Friess                55             Chairman of theBoard, President,
                                             Chief Executive Officer

John Venette                  41             Treasurer, Secretary, Director
                                             and Chief Financial Officer

Allen Goldstone               52             Director

Sanford Schwartz              55             Director

Michael Friess, is a self-employed attorney licensed to practice law in the State of Colorado. He was a partner from January 1983 to December 1993 in the New York City law firm of Schulte, Roth & Zabel, where his practice emphasized taxation. Mr. Friess has served on the Board of Directors of Oralabs Holding Corporation (NASDAQ: OLAB) since September 1997.

John H. Venette, age 41, is a director of the Registrant and also serves as the secretary, treasurer and chief financial officer. He joined the Board of Directors in February 2005. For the past nine (9) years, Mr. Venette has been employed by Creative Business Strategies Inc., a business consulting firm, as director of research.

Allen Goldstone, 1986 - present, Director of the Company. Mr. Goldstone serves as president of Creative Business Strategies, Inc., a business consulting firm. Mr. Goldstone has also served as a management consultant since 1988. Mr. Goldstone has served on the Board of Directors of Oralabs Holding Corporation (NASDAQ: OLAB) since January 1997.

Sanford Schwartz 1986 - present, Director of the Company. Mr. Schwartz is the Chairman of Creative Business Strategies, Inc., a business consulting firm in Boulder, Colorado.

Audit Committee

Sanford Schwartz and Allen Goldstone are the current members of the audit committee of the board of directors. Sanford Schwartz qualifies as a financial expert having been the CEO of a public Company HealthWatch, Inc.

SHAREHOLDER NOMINEE RECOMMENDATIONS

Hemcure's compensation/nominating committee is responsible for identifying and selecting nominees for directors. The committee will consider recommendations by shareholders of nominees for election as a director. Recommendations need to be in writing, including a resume of the candidate's business and personal background and a signed consent that the candidate is willing to be considered as a nominee and will serve if elected. Shareholder recommendations must be sent to Hemcure, Inc. c/o Corporate Secretary, 5353 Manhattan Circle, Suite 101, Boulder, Colorado 80303.

Conflicts of Interest

The Company's officers and directors have in the past and may in the future be officers and directors of other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in Mr. Friess and Mr. Venette acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which Mr. Friess first became an officer and director will be entitled to proceed with the transaction. As between the Company and the other companies formed, the Company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

INVESTMENT COMPANY ACT of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations, which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Item 6.  Executive Compensation

 None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation since the renewal of the Company's charter. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has minimal funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has minimal cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions

     No officer, director, promoter, or affiliate of the company has or proposes to have any direct or indirect material interest in any asset that we propose to acquire through security holdings, contracts, options, or otherwise.

     We may pay any consulting or finder's fee for consulting services to assist management in evaluating a prospective business opportunity in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, we are unable to predict whether or in what amount such a stock issuance might be made.

     We currently do not anticipate that we will pay any salary, consulting fee, or finder's fee to any of our directors or executive officers, or to any other affiliate except as described under "Executive Compensation" above.

     We maintain our offices at the offices of our president, for which we pay no rent. We anticipate that following the consummation of a business combination with an acquisition candidate, our office will be moved, but cannot predict future office or facility arrangements with our officers, directors or affiliates.

     Although we have no current plans to do so, it is possible that we may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the common stock held by our current shareholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to our current shareholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by our current shareholders to an acquisition candidate would be at a price substantially higher than that originally paid by such shareholders. Any payment to current shareholders in the context of an acquisition in which we are involved would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

During January 2005, the rights in the $200,000 note payable by the Company were transferred from an entity to Sanford Schwartz, one of the Company's directors. During August 2005, the note was converted into 218,750 shares of the Company's common stock.

Item 8.  Description of Securities

Common Stock

     Our Articles of Incorporation, as amended, authorize the issuance of 800,000,000 shares of common stock with a par value of $.01. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, the net assets of the Company available to stockholders. All of the issued and outstanding shares of common stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent we issue additional shares of our common stock, the relative interests of then existing shareholders may be diluted.

Preferred Stock

     The Company's Articles of Incorporation does not currently authorize the issuance of preferred stock.

Transfer Agent

     As of the date hereof, the company transfer agent is ComputerShare Trust Company, Inc. in Golden Colorado.

Dividends

No dividends have been paid by the Company on any of its securities since the renewal of its charter and such dividends are not contemplated in the foreseeable future.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information.

There is not a market for the Company's securities.

(b) Holders.

As of August 31, 2005, there were approximately 263 holders of the Company's Common Stock.

(c) Dividends.

No dividends have been paid by the Company on any of its securities since the renewal of its charter and such dividends are not contemplated in the foreseeable future.

Item 2.  Legal Proceedings

None

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There are no disagreements with the accountants on accounting and financial disclosures.

Item 4.  Recent Sales of Unregistered Securities

During April 2005, the Company issued 7,000,000 shares of its common stock, representing 72.6% of its common stock outstanding at May 31, 2005 for paid in capital received. In consideration of the issuance of the 7,000,000 shares of common stock, five individuals contributed $16,000 to the Company's paid in capital to pay for the preparation of documents necessary to resume filing of reporting documentation with the SEC. This transaction resulted in a change in control of the Company. The shares were issued without registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Act and Regulation D thereunder. No underwriters were involved and no commissions or other consideration was paid in connection with the exchange.

On August 5, 2005, the Company entered into a privately negotiated transaction with the holder of its Notes Payable currently in default (the "Note") pursuant to which the holder exchanged the Note and accrued interest, an aggregate amount of $1,875,100, for 218,750 shares of the Company's common stock, par value $0.01 per share. The shares were issued without registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Act and Regulation D thereunder. No underwriters were involved and no commissions or other consideration was paid in connection with the exchange.

Item 5.  Indemnification of Directors and Officers

The By-Laws of the Company provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Minnesota law. In addition, the Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the duty of loyalty to the Company or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the Company's stock under Section 559 of the Minnesota Business Corporation Act; or (iv) liability for any transaction from which the director derived an improper personal benefit.

                          INDEX TO FINANCIAL STATEMENTS

                                  HEMCURE, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                      with

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


         Report of Independent Registered Public Accounting Firm      F-2

         Financial Statements:

              Balance Sheet                                           F-3

              Statements of Operations                                F-4

              Statement of Changes in Stockholders' (Deficit)         F-5

              Statements of Cash Flows                                F-6

              Notes to Financial Statements                           F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Hemcure, Inc.
(a Development Stage Company)

We have audited the accompanying balance sheet of Hemcure, Inc. (a development stage company), as of June 30, 2005, and the related statements of operations, stockholders' (deficit), and cash flows for the two years ended June 30, 2005 and 2004, and the period from February 1, 2005 (date of reinstatement) to June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hemcure, Inc. (a development stage company) as of June 30, 2005, and the results of its operations and cash flows for the two years ended June 30, 2005 and 2004, and the period from February 1, 2005 (date of reinstatement) to June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has sustained losses from operations and has net capital and working capital deficits which raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SCHUMACHER & ASSOCIATES, INC.

Denver, Colorado
September 9, 2005

                                  HEMCURE, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                  June 30, 2005


                                     ASSETS

Current Assets:
  Cash in Checking Account                                     $     8,721
                                                               -----------
TOTAL ASSETS                                                   $     8,721
                                                               ===========
                     LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current Liabilities:
  Accounts Payable                                             $     5,000
  Note Payable                                                     200,000
  Accrued Interest Payable                                       1,654,465
                                                               -----------
   Total Current Liabilities                                     1,859,465
                                                               -----------

TOTAL LIABILITIES                                                1,859,465
                                                               -----------
Commitments and contingencies (Notes 1,2,4 and 5)

Stockholders' (DEFICIT):
  Common stock, $.01 par value
   10,000,000 shares authorized,
   9,643,502 issued and outstanding                                 96,435
  Additional Paid In Capital                                       780,460
  Accumulated (deficit)                                         (2,610,868)
  Accumulated (deficit) during development stage                  (116,771)
                                                               -----------
TOTAL STOCKHOLDERS' (DEFICIT)                                   (1,850,744)
                                                               -----------
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)                  $     8,721
                                                               ===========




    The accompanying notes are an integral part of the financial statements.

                                  HEMCURE, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS



                                                                    For the
                                                                  Period from
                                                                   February 1,
                                                                 2005 (date of
                                    For the Year Ended through   reinstatement)
                                      June 30,       June 30,       June 30,
                                        2005           2004           2005
                                    -----------    -----------    ------------

Revenues                            $      --      $      --      $       --
                                    -----------    -----------    ------------
Expenses:
  Interest Expense                      240,964        209,653         104,492
  Audit Fees                             10,000           --            10,000
  Attorney Fees                           1,394           --             1,394
  Bank Charges                                9           --                 9
  Transfer Agent Fees                       756           --               756
  Contract Services Fees                    120           --               120
                                    -----------    -----------    ------------
Net (Loss)                          $  (253,243)      (209,653)       (116,771)
                                    -----------    -----------    ------------

Per Share                           $     (0.06)   $     (0.08)   $      (0.02)
                                    ===========    ===========    ============
Weighted Average Number of Shares
 Outstanding                          4,254,460      2,643,502       6,563,501
                                    ===========    ===========    ============












    The accompanying notes are an integral part of the financial statements.


                                  HEMCURE, INC.
                          (A Development Stage Company)
                STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT )

             For the Period from July 1, 2003 through June 30, 2005

                                                                          Accumulated
                                                                           (Deficit)
                                             Additional                      during
                       Common Stock           Paid-in      Accumulated    Development
                 No./Shares      Amount       Capital       (Deficit)        Stage          Total
                -----------   -----------   -----------    -----------    -----------    -----------
Balance at
July 1, 2003      2,643,502   $    26,435   $   834,460    $(2,264,743)   $      --      $(1,403,848)

Net loss-
Year ended
June 30, 2004          --            --            --         (209,653)          --         (209,653)
                -----------   -----------   -----------    -----------    -----------    -----------
Balance at
June 30, 2004     2,643,502        26,435       834,460     (2,474,396)          --       (1,613,501)

Issuance of
common stock
for $.00228
per share         7,000,000        70,000       (54,000)          --             --           16,000

Net loss-
year ended
June 30, 2005          --            --            --         (136,472)      (116,771)      (253,243)
                -----------   -----------   -----------    -----------    -----------    -----------

Balance at
June 30, 2005     9,643,502   $    96,435   $   834,460    $(2,610,868)   $  (116,771)   $(1,850,744)
                ===========   ===========   ===========    ===========    ===========    ===========




    The accompanying notes are an integral part of the financial statements.

                                  HEMCURE, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                     For the
                                                                   Period from
                                                                   February 1,
                                                                  2005 (date of
                                     For the Year Ended through   reinstatement)
                                       June 30,       June 30,       June 30,
                                         2005           2004           2005
                                     -----------    -----------   -------------
Cash Flows from Operating Activities:
  Net (loss)                         $  (253,243)   $  (209,653)  $    (116,771)
Adjustments to reconcile net loss
 To net cash used in operating
 activities:
  Increase in Accrued Interest
   payable                               240,964        209,653         104,492
  Increase in Accounts Payable             5,000           --             5,000
                                     -----------    -----------   -------------
Net Cash (Used in) Operating
 Activities                               (7,279)          --            (7,279)
                                     -----------    -----------   -------------

Cash Flows from Investing
 Activities                                 --             --              --
                                     -----------    -----------   -------------

Cash Flows from Financing
 Activities
Issuance of common stock                  16,000           --            16,000
                                     -----------    -----------   -------------
Net Cash Provided by Financing
 Activities                               16,000           --            16,000

Increase in Cash                           8,721           --             8,721

Cash, Beginning of Period                   --             --              --
                                     -----------    -----------   -------------
Cash, End of Period                  $     8,721    $      --     $       8,721
                                     ===========    ===========   =============
Interest Paid                        $      --      $      --     $        --
                                     ===========    ===========   =============
Income Taxes Paid                    $      --      $      --     $        --
                                     ===========    ===========   =============




    The accompanying notes are an integral part of the financial statements.

                                  HEMCURE, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2005

(1) Summary of Accounting Policies, and Description of Business

This summary of significant accounting policies of Hemcure, Inc. (Company), a "Development Stage Enterprise", is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

(a) Organization and Description of Business

The Company was incorporated as Hemcure, Inc. in 1986 under the laws of the State of Minnesota.

On July 29, 1996, the Company was suspended from being a Minnesota corporation as a result of non-filing of required documents by the state of Minnesota. Since April 1, 1991, the Company has not engaged in any operations and has been dormant.

Effective February, 2005, the Company revived its charter and commenced activities to become current in reporting with the SEC with the intention to become a publicly trading company.

(b) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Per Share Information

The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

(d) Basis of Presentation - Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has sustained losses from operations, and has net capital and working capital deficits, which raises substantial doubt about its ability to continue as a going concern.

In view of these matters, realization of certain of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, raise additional capital, and the success of its future operations.

Management has opted to resume the filing of Securities and Exchange Commission
(SEC) reporting documentation and then to seek a business combination. (See Note
5) Management believes that this plan provides an opportunity for the Company to continue as a going concern.

(e) Recent Accounting Pronouncements

There were various accounting standards and interpretations issued during 2003 and 2004, none of which are expected to a have a material impact on the Company's financial position, operations or cash flows.

(f) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions. As of June 30, 2005, the Company did not have a concentration of credit risk since it had no temporary cash investments in bank accounts in excess of the FDIC insured amounts.

(g) Development Stage Enterprise

Based upon the Company's business plan, it is a development stage enterprise since planned principal operations have not yet commenced. Accordingly, the Company presents its financial statements in conformity with the accounting principles generally accepted in the United States of America that apply in establishing operating enterprises. As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from commencement of development stage to the current balance sheet date. The development stage began when the Company revived its charter and commenced activities to become reporting with the Securities and Exchange Commission with the intention of becoming a publicly trading company.

(h) Risks and Uncertainties

The Company is subject to substantial business risks and uncertainties inherent in starting a new business. There is no assurance that the Company will be able to complete a business combination.

(i) Revenue Recognition

The Company has had no revenue to date.

(j) Cash and Cash Equivalents

The Company considers cash and cash equivalents to consist of cash on hand and demand deposits in banks with an initial maturity of 90 days or less.

(k) Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments." SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash, cash equivalents, accounts payable-related party approximate their estimated fair values due to their short-term maturities.

(l) Income Taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, the effect of net operating losses, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

(m) Other

The Company has selected June 30 as its fiscal year end.

The company has paid no dividends.

No advertising expense has been incurred.

The Company consists of one reportable business segment.

The Company has not entered into any leases.

(2) Income Taxes

The Company has an estimated net operating loss carry forward of approximately $125,600 and $116,500 at June 30, 2005 and 2004, respectively, to offset future taxable income. The net operating loss carry forward if not used, will expire in various years through 2025, and is severely restricted as per the Internal Revenue Code due to the change in ownership. No deferred income taxes have been recorded because of the uncertainty of future taxable income to be offset.

Significant components of the Company's net deferred income tax asset are as follows:

                                                      June 30,      June 30,
                                                        2005          2004
                                                     ----------    ----------
         Net operation losses carry forward          $   23,200    $   21,600
         Deferred income tax allowance                  (23,200)      (21,600)
                                                     ----------    ----------
         Net deferred income tax asset               $     --      $     --
                                                     ==========    ==========

The net change in the total valuation allowance was $46,800 during the year ended June 30, 2005.

The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) for all periods presented is as follows:

         Tax (benefit) at Federal statutory rate                     (15.00)%
         State tax (benefit) net of Federal benefit                   (3.50)
         Valuation allowance                                          18.50
                                                                    -------
         Tax provision (benefit)                                       --
                                                                    -------

(3) Common Stock Issued

The Company's articles of incorporation, as amended, authorize the issuance of 800,000,000 shares of $.01 par value common stock. The Company initially issued 1,854,000 shares of its common stock for $61,800. During August 1987, the Company completed a public offering pursuant to a registration on Form S-18 under the Securities Act of 1933, in the offering to the public of 790,302 shares at $1.25 per unit totaling $987,877. Net proceeds to the Company after deducting costs of the offering of $128,423, amounted to $859,454. The Company cancelled 800 shares in conjunction with the canceling of employment agreement with one of their doctors. On April 7, 2005 the Company issued 7,000,000 shares of its common stock for $16,000 cash.

(4) Note Payable
                                                      June 30,      June 30,
                                                        2005          2004
                                                     ----------    ----------
Note to a related party, currently in default,       $1,854,465    $1,613,501
including interest at the annual rate of 14%
The note is collateralized by each and every right of the debtor to the payment of money including accounts receivable.

Effective August 5, 2005, the note was converted into 218,750 shares of the Company's common stock.

Interest of $240,964 and $209,653 related to this note was expensed during the years ended June 30, 2005 and 2004, respectively.

(5) Related Party Transactions

On April 7, 2005 the Company issued 7,000,000 shares of common stock for paid in capital of $16,000 cash, of this amount 6,562,500 shares of the Company's common stock were issued to three directors of the Company for paid in capital of $15,000 cash.

During January 2005, the rights in the $200,000 note payable by the Company was transferred from an entity to Sanford Schwartz one of the Company's directors. During August 2005, the note was converted into 218,750 shares of the Company's common stock.

The Company uses the offices of its President for its minimal office facility needs for no consideration. No provision for these costs has been provided since it has been determined that they are immaterial.

(6) Subsequent Events

On August 5, 2005 the Company filed an 8-K with the Securities and Exchange Commission announcing the increase in its authorized shares to 800,000,000 as well as the retirement of the note payable and accrued interest with the issuance of 218,750 shares of the Company's common shares.

                                    PART III


EXHIBITS AND DESCRIPTION OF EXHIBITS.

Item 1. Exhibits

See Index to Exhibits

Item 2. Description of Exhibits

See Index to Exhibits

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      HEMCURE, INC.

                                      September 22, 2005
                                      /s/ Michael Friess
                                      Micheal Friess
                                      President, Chief Executive Officer


                                      September 22, 2005
                                      /s/ John Venette
                                      John Venette
                                      Treasurer, Secretary and Chief
                                      Financial Officer

                                  EXHIBIT INDEX



Exhibit No.        Document
-----------        --------

    2.1            Articles of Incorporation
    2.2            Bylaws
    3.1            Specimen Stock Certificate